AMENDMENT NO. 1

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

    This AMENDMENT NO. 1 TO THE INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of January 1, 2020, by and among THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas Corporation (the “Adviser”), and J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Subadviser”).

W I T N E S S E T H:

    WHEREAS, the Adviser and VALIC Company II, a Delaware statutory trust (the “Trust”), have entered into an Investment Advisory Agreement dated as of January 1, 2002 (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust; and

    WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company; and

    WHEREAS, VALIC and the Subadviser are parties to an Investment Sub-Advisory Agreement dated as of December 10, 2007, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (each, a “Covered Fund,” and collectively, the “Covered Funds”) of the Trust, as listed on Schedule A of the Subadvisory Agreement; and

    WHEREAS, the Adviser and the Subadviser wish to amend and restate Schedule A to the Subadvisory Agreement as attached hereto.

    WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Sub-Advisory Agreement and it is not required to be approved by the shareholders of the Covered Funds.

    NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

    IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Subadvisory Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By: /s/ Thomas M. Ward
Name: Thomas M. Ward
Title: Vice President

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By: /s/ Ana M. Brands
Name: Ana M. Brands
Title: Vice President

SCHEDULE A

(Effective January 1, 2020)

Annual Fee computed at the following annual rate, based on average daily net asset value for each month on that portion of the assets managed by SUB-ADVISER, and payable monthly:

Covered Fund	Fee

Small Cap Growth Fund	0.55% on the first $50 million 0.50% on the next $50 million 0.40% on assets over $100 million